June 11, 2012

Mr. Michael R. Clampitt
Ms. Jessica Livingston
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	United Bancorp, Inc.

Registration Statement on Form S-1 (SEC File No. 333-180883)

Dear Mr. Clampitt and Ms. Livingston:

          In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), we hereby join in the request of United Bancorp, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on June 12, 2012 or as soon as practicable thereafter.

          Pursuant to Rule 460 under the Act, please be advised the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated June 11, 2012 (the "Preliminary Prospectus"):

No. of Copies
Institutions	850
Others	100
Total	950

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
SANDLER O'NEILL & PARTNERS, L.P.

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ William D. Hobbs
Authorized Signatory

By:	SANDLER O'NEILL & PARTNERS, L.P.

By:	Sandler O'Neill & Partners Corp., the sole general partner

By:	/s/ Jennifer A. Docherty
	Name:	Jennifer A. Docherty
	Title:	Authorized Signatory

For themselves and as Representatives of the other Underwriters